3: EDAP TMS S

EDAP TMS S.A. Announces its Delisting from Nasdaq Europe

Vaulx-en-Velin, France, March 25, 2002 EDAP TMS S.A. (Nasdaq and Nasdaq Europe: EDAP) a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases today announces that the Company will delist from Nasdaq Europe, effective on April 25, 2002 at close of the market.

EDAP's Supervisory Board (Conseil de Surveillance) approved the proposal to delist the financial instruments ("ADSs") of the Company from Nasdaq Europe at a meeting on February 11, 2002 in a response to the significant and continuing decline in the liquidity of the Company's ADSs on Nasdaq Europe. The Company officially requested delisting on February 28, 2002 and the request was conditionally approved by the Nasdaq Europe Market Authority on March 18, 2002.

The Company's ADSs will continue to be listed and traded in the United States on the Nasdaq National Market System, a market where the trading volume for the Company's ADSs has historically been significantly higher than on Nasdaq Europe. The Company will continue to release periodic and price sensitive information regarding the Company in accordance with the rules of the Nasdaq National Market System and the U.S. Securities and Exchange Commission.

In commenting on the Company's decision, Eric Simon, Chief Executive Officer, stated: "In the Company's opinion, given the existence of a liquid market for EDAP's ADSs on the Nasdaq National Market System, the diminished liquidity of EDAP's ADSs on Nasdaq Europe does not add sufficient value for EDAP or its shareholders to merit the cost of maintaining a dual listing. The Company believes that its resources are better allocated to expanding the Company's visibility on a single liquid market, rather than splitting the resources in an inefficient manner."

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission